PIMCO ENERGY AND TACTICAL CREDIT OPPORTUNITIES FUND

1633 Broadway

New York, NY 10019

January 28, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Ms. Anu Dubey

Re:	PIMCO Energy and Tactical Credit Opportunities Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-228041, 811-23390)

Dear Ms. Dubey:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to Monday, January 28, 2019, or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 5 to the registration statement.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

PIMCO ENERGY AND TACTICAL CREDIT OPPORTUNITIES FUND

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	President

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

January 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attn: Ms. Anu Dubey

RE:	PIMCO Energy and Tactical Credit Opportunities Fund
Registration Statement on Form N-2 (File Nos. 333-228041 and 811-23390)

Dear Ms. Dubey:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, as representative of the prospective underwriters of the securities covered by the above named Registration Statement, hereby joins in the request of PIMCO Energy and Tactical Credit Opportunities Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on Monday, January 28, 2019 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 5 to the Registration Statement.

Sincerely,

UBS SECURITIES LLC

As Representative of the several Underwriters

By:	/s/ Saawan Pathange
Name: Saawan Pathange
Title: Managing Director

By:	/s/ Sonam Khare
Name: Sonam Khare
Title: Associate Director